SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934

                            BLACKHAWK BANCORP, INC.
                            a Wisconsin corporation
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                  09237E 10 5
                                 (CUSIP Number)

                               Mr. Todd J. James
               Senior Vice President and Chief Financial Officer
                            Blackhawk Bancorp, Inc.
                                400 Broad Street
                            Beloit, Wisconsin 53511
                                 (608) 364-8911
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Fredrick G. Lautz, Esq.
                              Quarles & Brady LLP
                           411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 277-5000

                                 April 30, 2002
        (Date of Event which Requires Filing of this Amended Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Dennis M. Conerton

2.   Check the Appropriate Box if a Member of a Group
     (a) [ ]   (b) [ ]

3.   SEC Use Only

4.   Source of funds
          PF, BK and OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]

6.   Citizenship or Place of Organization
          Illinois

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          146,074

8.   Shared Voting Power
          0

9.   Sole Dispositive Power
          146,074

10.  Shared Dispositive Power
          0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          146,074

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]

13.  Percent of Class Represented by Amount in Row (11)
          5.8%

14.  Type of Reporting Person
          IN

ITEM 1.   SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

     Blackhawk Bancorp, Inc.
     400 Broad Street
     Beloit, Wisconsin 53511

Security to Which This Statement Relates:

     Common Stock, $.01 Par Value, per Share ("Blackhawk Common Stock")

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. Dennis M. Conerton, an individual residing in Illinois, who is a citizen of the United States of America. Mr. Conerton is a director and the retired President and Chief Executive Officer of Blackhawk Bancorp, Inc. ("Blackhawk"). Mr. Conerton resides at 1352 Middle Road, South Beloit, Illinois 61080.

     (d) and (e). During the last five years, Mr. Conerton has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Since Mr. Conerton last amended this Schedule 13D, Mr. Conerton has exercised options to acquire 93,766 shares using personal funds, bank borrowings and the proceeds of a stock sale. He has also acquired beneficial ownership of 2,290 additional shares of Blackhawk Common Stock through allocations under Blackhawk's Employee Stock Ownership Plan and the vesting of employee stock options. The options were granted to Mr. Conerton as additional compensation for his services as an executive officer pursuant to the Blackhawk Bancorp, Inc. 1994 Executive Stock Option Plan.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Mr. Conerton has served as a director of Blackhawk since its 1990 initial public offering and, as of February 20, 1995, was appointed as Blackhawk's President and Chief Executive Officer, retiring in January 2002. Mr. Conerton purchased shares of Blackhawk's Common Stock in its initial public offering. In addition, prior to becoming the President and Chief Executive Officer of
Blackhawk, Mr. Conerton received annual grants of options pursuant to Blackhawk's 1990 Directors Stock Option Plan. The terms of that Plan provide for the annual vesting of one-third of the options granted thereunder.

     When Mr. Conerton was appointed as President and Chief Executive Officer, Blackhawk made a special grant of options to him under the Blackhawk 1994 Executive Stock Option Plan. Mr. Conerton has continued to participate in that Plan and has received additional grants thereunder with other executive officers since that time. The Blackhawk 1994 Executive Stock Option Plan also provides for the annual vesting of one-third of the options granted thereunder.

     On April 30, 2002 Mr. Conerton exercised options for 67,716 shares under the 1994 Executive Stock Option Plan. In accordance with terms of the Plan and pursuant to Mr. Conerton's retirement, vested options for 39,000 shares were forfeited on April 30, 2002. This forfeiture, along with the sale of 20,000 shares of Blackhawk Common Stock on April 30, 2002, reduced his total beneficial ownership of shares of Blackhawk Common Stock more than one percentage point from the percentage of beneficial ownership reported in the last amendment he filed to this Schedule 13D. Those events gave rise to Mr. Conerton's filing of this Amendment under the provisions of Rule 13d-2(a).

     Mr. Conerton has no present intention to effect any transactions in Blackhawk Common Stock, nor does he have any plans or intentions to exercise any control over Blackhawk's management or policies other than in accordance with his duties as Director of Blackhawk.

     More specifically, Mr. Conerton has no plan or proposal which relates to or which would result in:

          (a) The acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;

          (b)  An  extraordinary  corporate  transaction,  such  as  a   merger,
               reorganization or liquidation, involving Blackhawk or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of Blackhawk, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of Blackhawk;

          (f) Any other material change in Blackhawk's business or corporate structure;

          (g) Changes in Blackhawk's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;

          (h) Causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) A class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
               or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b). Mr. Conerton owns directly 146,074 shares of Blackhawk Common stock.

     (c). During the past 60 days, Mr. Conerton exercised options for 92,716 shares of Blackhawk Common Stock and sold 20,000 shares of Blackhawk Common Stock in a private transaction.

                    OPTION EXERCISES ON OR 60 DAYS BEFORE
                                APRIL 30, 2002

                                   Number of
     Owner            Date         Interests    Purchase Price    Total Paid

Mr. Conerton     March 22, 2002       1,666          $9.00         $ 14,994
Mr. Conerton     March 22, 2002       1,050          $6.83         $  7,175
Mr. Conerton     March 22, 2002      22,284          $9.15         $203,899
Mr. Conerton     April 30, 2002      67,716          $9.15         $619,601
                                     ------                        --------
TOTAL                                92,716                        $845,669
                                     ------                        --------

                          SALES ON OR 60 DAYS BEFORE
                                APRIL 30, 2002

                                   Number of         Sale           Total
     Owner             Date        Interests         Price         Received

Mr. Conerton     April 30, 2002      20,000          $9.75         $195,600

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between Mr. Conerton and any other person, or with respect to any securities of Blackhawk.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: May 8, 2002

                                   /s/Dennis M. Conerton
                                   ------------------------------
                                   Dennis M. Conerton